Code of Ethics

Purpose and Scope

The philosophy of Mesirow is to avoid any conflict of interest, or the appearance of any conflict of interest between the investment activities of Mesirow and the personal investment transactions of the directors, officers and employees (hereinafter “employees”) of Mesirow. This inevitably places some restrictions on the freedom of the investment activities of those Mesirow employees.

SEC rules and regulations require that Mesirow establish standards and procedures for the detection and prevention of certain conflicts of interest, including activities by which persons having knowledge of the investments and investment intentions of Mesirow might take advantage of that knowledge for their own benefit. Implementation and monitoring of these standards inevitably places some restrictions on the freedom of the investment activities of those people.

Policy Statement

This Code of Ethics (“Code”) has been adopted by Mesirow to meet those concerns and satisfy the legal requirements. Any questions about this Code or about the applicability of this Code to a personal securities transaction should be directed to the designated Senior Managing Director of the applicable Mesirow entity or a designated senior officer.

This Code of Ethics applies to the activities of Mesirow Financial Investment Management, Inc. (“MFIM”), Mesirow Financial Private Equity Advisors, Inc. (“MPEA”), and Mesirow Institutional Investment Management, Inc. (“MIIM”), each a registered investment adviser under the Investment Advisors Act of 1940, (hereinafter collectively referred to as “Mesirow”).

Defined Terms

Supervised Persons

All employees of MFIM, MFPEA, and MIIM, and Mesirow Financial, Inc. (“MFI”) are deemed to be supervised persons under SEC Rule 204A-1.

Access Persons

All employees of MFIM, MFPEA, and MIIM are deemed to be access persons under SEC Rule 204A. Regarding MFI, the affiliated broker/dealer, all officers, directors, supervisors, principals, registered representatives and sales assistants related to the Investment Adviser business, as well as operations and managed accounts employees, are deemed to be access persons under SEC Rule 204A-1.

Confidential Information and Information Barriers

Customers and clients conduct business with the firm with the understanding that all information provided by them or related to the business they conduct with us will be maintained in confidence. Mesirow is engaged in a wide variety of business activities which enable employees to have access to such

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confidential information. It is the obligation of each and every employee to maintain such information in the strictest of confidence. Employees should not share client information with any other affiliate or business unit without the expressed consent of the client.

No employee is permitted to use or disclose confidential information, whether related to financial decisions, market trends, mergers, acquisitions or any other area in which Mesirow is involved, to derive personal benefit. Employees need to be mindful that they are prohibited from releasing confidential information to relatives, friends and customers or other business units. Restriction on communication helps guard against breaches of client confidentiality, information barriers and fiduciary responsibility.

Therefore, confidential information, including documents, may not be circulated or discussed in the presence of unauthorized individuals. A person is not an authorized individual simply because that person is an employee of the firm. Special caution should be taken in any surrounding to ensure that neither casual conversation is overheard nor documents circulated. Non-public information should only be discussed with individuals who "need to know" such information.

Finally, in order to fulfill the Firm’s fiduciary duty, investment decisions are not to be influenced by client relationships of an affiliate or other business unit within the same legal entity. All investment decisions must be made after thorough due diligence and based solely on the client’s best interests as defined by the client’s mandate or investment objectives. Any attempt by any individual, either within the Firm or outside, to improperly influence any investment decision must be reported immediately to the appropriate supervisor and Compliance.

Reporting Requirements

Any supervised person of Mesirow shall (i) identify to Mesirow any brokerage account in which the supervised person has a beneficial interest, and (ii) provide to the designated Senior Managing Director or designated senior person copies of initial statements. The Compliance Department will provide such account information to our third-party vendor to allow for ongoing monitoring and supervision of these accounts and underlying transactions. MFI will provide to Mesirow’s Senior Managing Director or designated senior person information about transactions in the accounts of persons subject to this Code who have accounts with MFI.

Initial/Annual Holdings Report: All access persons shall provide a complete report of his or her securities holdings at the time the person becomes an access person and at least once a year thereafter. Said holdings reports must be current as of a date not more than 45 days prior to the person becoming an access person (initial report) or of the date the report is submitted (annual report).

Quarterly Holdings Report: Any personal securities transaction of any supervised person of Mesirow which for any reason does not appear in the brokerage records described above shall be reported to Mesirow’s designated Senior Managing Director or designated senior person as soon as possible but no later than 30 days after quarter-end in which said transaction occurred.

Reports may be in any form. Reports filed may be in any form (including copies of confirmations or monthly statements) but must include (i) the date of the transaction, the title and number of shares, and the principal amount of each security involved; (ii) the nature of the transaction (i.e., purchase, sale, gift, or other type of acquisition or disposition); (iii) the price at which the transaction was effected; (iv) the

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 name of the broker, dealer or bank with or through whom the transaction was effected; and (v) the name of the reporting person. Additionally, as applicable, reports must include the exchange ticker symbol or CUSIP number, interest rate and maturity date as well as the date the report is submitted.

Personal Securities Transactions

General policy states that personal securities transactions of supervised persons (as defined in SEC Rule 204A-1), except transactions in securities listed as exempt in Exempt Transactions section below, will be executed through MFI or through another broker/dealer as may be designated by the firm or through another broker/dealer requested by a supervised person and approved by the designated Senior Managing Director or a designated senior person and properly disclosed to the Compliance Department.

Preclearance

Initial Public Offering: Any request by an access person (as defined in SEC Rule 204A-1) to participate in an initial public offering (IPO) must be approved, in writing, by the designated Senior Managing Director or senior person and properly disclosed to the Compliance Department prior to the execution of the transaction. It must be understood that any access person who also holds a securities license is prohibited from participating in an IPO under FINRA Rules.

Private Placements: Any request by an access person to participate in a private placement must be approved, in writing, by the designated Senior Managing Director or designated senior person and properly disclosed to the Compliance Department prior to the execution of the transaction. This approval process is to be accomplished online through your tools and applications form under your “My Stuff” page on BOB.

Personal Securities Transactions: All personal securities transactions for MFIM, MFPEA, MIIM and designated access persons within MFI, except transactions in securities listed as exempt in the Exempt Transactions section below, must be cleared in advance by utilizing the firm-sanctioned system. If the proposed trade is not executed on same or next business day after the preclearance request, the preclearance will expire, and the request must be made again. Please note; All transactions in Mesirow-affiliated (proprietary) open-end mutual funds must be pre-cleared as described above utilizing the firm-sanctioned software.

Generally, employees of the Currency Division are not permitted beneficial interest from the purchase or sale of spot contracts, swaps, forwards, futures or options on currencies. Currency employees may request an exception by submitting an Outside Activity Request to their Supervisor and the Compliance Department. If approved, the employee must report all trades and ensure that daily trading records are provided monthly to the Compliance Department for review.

Blackout periods

No personal securities transactions will be cleared if the corresponding entity (1) has a conflicting order pending or (2) is actively considering a purchase or sale of the same security. A conflicting order is any order for the same security, or an option on that order, which has not been fully executed by the particular advisor. Absent extraordinary circumstances, a personal securities transaction will not be approved until the first business day after completion of any transaction.

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Any Portfolio Manager (“PM”) that manages a registered investment company is subject to a blackout period of at least seven calendar days, during which time the portfolio manager is strictly prohibited from purchasing or selling any security traded by the investment company he or she is managing. This blackout period serves to protect against front running and various activities that create conflicts. In addition to the blackout period described above, all Mesirow Equity Management (MEM) employees are prohibited from individually profiting in the purchase and sale, or sale and purchase, of the same (or equivalent) securities within 60 calendar days.

Exempt Transactions

The provisions of this Code are intended to restrict the personal investment activities of persons subject to the Code only to the extent necessary to accomplish the purposes of the Code. Therefore, the following securities transactions are exempt from the requirements outlined in the foregoing procedures:

•	Purchases or sales affected in any account over which the persons subject to this Code have no direct or indirect influence or control;
•	U.S. government securities;
•	Shares of open-end, non-affiliated investment companies (mutual funds, including money market funds);
•	Bank certificates of deposit or commercial paper;
•	Purchases which are part of an automatic dividend reinvestment plan; and
•	Purchases affected upon the exercise of rights issued by an issuer prorata to all holders of a class of securities to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

Additional Obligations Under this Code

Political Contributions. Rule 206(4)-5 of the Advisers Act places restrictions on political activity by registered investment advisers and their employees who do business with government entities as well as on the use of placement agents to solicit government business. The rule places restrictions on employees making political contributions, providing items of value to certain persons who may improperly influence the decision of the selection of an investment adviser and prohibits advisers and their employees from soliciting or coordinating contributions for a political party in a state or municipality in which the adviser seeks to provide investment advisory services. Please refer to the Political Contributions Policy for additional information.

Charitable Contributions. Mesirow encourages its employees to contribute both time and resources to their communities and charitable interests. From time to time, situations will arise where an employee wishes Mesirow Financial to make a charitable contribution. All employees are required to comply with the Mesirow procedures for charitable contributions. Please refer to Mesirow procedures for additional information.

Gifts. The conduct of all Mesirow employees in performing daily responsibilities must be both uncompromised and objective. Therefore, employees interacting with any persons having dealings with the Firm (including clients, potential clients, counterparties, potential counterparties, vendors, potential vendors, contractors, potential contractors, consultants and potential consultants), must do so using

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consistent and unbiased standards. Please refer to the Gifts and Entertainment Policy for additional information.

Service as a Director. No employee of Mesirow may serve as member of the board of directors or trustees of any publicly-held company without the prior written approval of the designated Senior Managing Director of Mesirow and properly disclosed to the Compliance Department, based on a determination that the board service would not be inconsistent with the interests of Mesirow and its customers. If an officer or employee is serving as a board member, that person shall not participate in making investment decisions relating to the securities of the company on whose board he or she sits.

Consequences of Failure to Comply with the Code

Compliance with this Code of Ethics is a condition of employment. Taking into consideration all relevant circumstances, the management of Mesirow will determine what action is appropriate for any breach of the provisions of the Code by a supervised person or access person. Possible actions include, but are not limited to, a letter of censure, suspension, or termination of employment.

Supervised persons are required to report any violations of the Code promptly to the designated Senior Managing Director or designated senior person and to properly disclose any such violations to the Chief Compliance Officer (CCO). Further, employees are required to self- report their own violations. Mesirow encourages such reporting and will take steps to prevent any retaliation against reporting employees.

Reports filed pursuant to the Code will be maintained in confidence but will be reviewed by the appropriate Senior Managing Director or designated senior person, the Compliance Department and may be subject to regulatory review to verify compliance with the Code. Additional information may be required to clarify the nature of particular transactions.

Recordkeeping Requirements

Mesirow shall maintain the records listed below for a period of five (5) years at Mesirow’s principal place of business in an easily accessible place:

•	A list of all access persons currently and within the past five (5) years;
•	Transaction and holdings reports submitted by access persons;
•	Receipts signed by all supervised persons who currently or during the past five (5) years are or were subject to the Code acknowledging receipt of copies of the Code and acknowledging that they are subject to it;
•	A copy of each code of ethics that has been in effect at any time during the period;
•	A record of any violations of the code and any actions taken in response; and
•	A record of decisions, and supporting reasons, for approving access persons’ investments in IPOs and limited offerings.

Responsibility

Mesirow’s CCO has the primary responsibility for the implementation and monitoring of the firm’s Code of Ethics.

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